Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2021

Shenzhen, China, August 12, 2021 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights:

●	Total revenues were US$55.2 million, representing an increase of 3.6% from the previous quarter.

●	Cloud computing and other internet value-added services (“Cloud computing and other IVAS”) revenues were US$28.9 million, representing an increase of 5.8% from the previous quarter.

●	Subscription revenues were US$22.7 million, representing an increase of 3.0% from the previous quarter.

●	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$3.5 million, representing a decrease of 8.7% from the previous quarter.

●	Gross profit was US$29.0 million, representing an increase of 1.2% from the previous quarter, and gross margin was 52.5% in the second quarter, compared with 53.7% in the previous quarter.

●	Net income was US$5.8 thousand in the second quarter, compared with a net income of US$6.8 million in the previous quarter.

●	Non-GAAP net income was US$1.3 million in the second quarter of 2021, compared with US$7.4 million in the previous quarter.

●	Diluted earnings per ADS was approximately US$0.00005 as compared with a diluted earnings per ADS of US$0.10 in the previous quarter.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that “We met our revenue guidance and delivered total revenues of US$55.2 million for the second quarter of 2021, with growth primarily in our live streaming and subscription businesses. I’m especially pleased that our subscription membership has been relatively stable for the last twelve months and more and more members are opting for our premium services.”

“Despite the recent high volatility in the capital market, we are maintaining normal operations with a strong balance sheet. We intend to proactively review our businesses and ensure our operations are in compliance with the evolving regulatory requirements that are applicable to us. We have entered the last phase of completing our headquarters and research center under construction. Further, we are forging cooperation with a leading domestic university to develop key technologies for big data asset management based on decentralized networking technology, and will continue to invest in new products and services and explore other strategic growth opportunities.”

Second Quarter 2021 Financial Results

Total Revenues

Total revenues were US$55.2 million, representing an increase of 3.6% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues from live streaming and subscription businesses.

Revenues from cloud computing and other IVAS were US$28.9 million, representing an increase of 5.8% from the previous quarter. The increase was mainly driven by increased other IVAS revenue.

Revenues from subscription were US$22.7 million, an increase of 3.0% from the previous quarter. The number of subscribers was 3.96 million as of June 30, 2021, compared with 4.05 million as of March 31, 2021. The average revenue per subscriber for the second quarter of 2021 was RMB 36.9, compared with RMB35.5 for the previous quarter.

Revenues from online advertising were US$3.5 million, representing a decrease of 8.7% from the previous quarter primarily due to lower advertising placements. Further, due to the evolving regulatory environment of the Chinese internet industry, our advertising revenue is expected to continue to decline in the short term.

Cost of Revenues

Cost of revenues was US$26.2 million, representing 47.5% of our total revenues, compared with US$24.4 million or 45.8% of the total revenues in the previous quarter. The increased cost of revenues was mainly attributable to increased revenue-sharing costs of live streaming business.

Bandwidth costs as included in cost of revenues were US$18.5 million, representing 33.6% of our total revenues, compared with US$17.7 million or 33.2% of the total revenues in the previous quarter.

The remaining cost of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Margin

Gross profit for the second quarter was US$29.0 million, representing an increase of 1.2% from the previous quarter. Gross margin was 52.5% in the second quarter, compared with 53.7% in the previous quarter. The decrease in gross margin was mainly due to decreased revenues of online advertising, which had higher gross margins than other business lines.

Research and Development Expenses

Research and development expenses for the second quarter were US$15.2 million, representing 27.5% of our total revenues, compared with US$13.3 million or 24.9% of our total revenues in the previous quarter. The increase was mainly due to increased staff cost as a result of merit salary adjustment and increased headcount as compared with the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter were US$6.7 million, representing 12.1% of our total revenues, compared with US$4.5 million or 8.4% of our total revenues in the previous quarter. The increased sales and marketing expenses were mainly due to more promotional activities during the quarter.

General and Administrative Expenses

General and administrative expenses for the second quarter were US$7.7 million, representing 14.0% of our total revenues, compared with US$6.6 million or 12.5% of our total revenues in the previous quarter. The increase in general and administrative expenses was primarily due to increased employee-related cost as compared with the previous quarter.

Operating Income/(Loss)

Operating loss was US$1.1 million, compared with an operating income of US$4.2 million in the previous quarter.

Other Income

Other income was US$0.9 million, compared with other income of US$2.3 million in the previous quarter. The variance was primarily due to the increased foreign exchange loss.

Net Income and Earnings Per ADS

Net income was US$5.8 thousand, compared with a net income of US$6.8 million in the previous quarter. Non-GAAP net income was US$1.3 million in the second quarter of 2021, compared with US$7.4 million in the previous quarter. The decreased net income and non-GAAP net income were primarily due to increased operating expenses as discussed above.

Diluted earnings per ADS in the second quarter of 2021 was approximately US$0.00005 as compared with a diluted earnings per ADS of US$0.10 in the previous quarter.

Cash Balance

As of June 30, 2021, the Company had cash, cash equivalents and short-term investments of US$245.0 million, compared with US$245.2 million as of March 31, 2021.

Guidance for Third Quarter of 2021

For the third quarter of 2021, Xunlei estimates total revenues to be between US$54 million and US$58 million, and the midpoint of the range represents a quarter-on-quarter increase of approximately 1.4%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Preregistration

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5540038

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	5540038
Replay End Date:	August 20, 2021

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2021	2020
	US$	US$
Assets

Current assets:
Cash and cash equivalents	128,725	137,248
Short-term investments	116,318	117,821
Accounts receivable, net	28,848	22,983
Inventories	920	1,726
Due from related parties	14,438	10,970
Prepayments and other current assets	12,817	11,534
Total current assets	302,066	302,282

Non-current assets:
Restricted cash	1,556	1,541
Long-term investments	26,792	26,734
Property and equipment, net	56,705	50,725
Intangible assets, net	8,431	8,857
Goodwill	22,833	22,607
Other long-term prepayments and other current assets	933	905
Right-of-use assets	963	1,954
Total assets	420,279	415,605

Liabilities
Current liabilities:
Accounts payable	23,290	20,644
Due to related parties	1,665	5,389
Contract liabilities and deferred income, current portion	35,256	34,040
Lease liabilities, current portion	683	1,961
Income tax payable	2,261	2,553
Accrued liabilities and other payables	36,859	38,689
Total current liabilities	100,014	103,276

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	764	920
Lease liabilities, non-current portion	5	27
Deferred tax liabilities	1,007	1,085
Bank borrowings	17,736	19,924
Total liabilities	119,526	125,232

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 334,401,981 shares outstanding as at December31, 2020; 368,877,205 issued and 334,687,981 shares outstanding as at June 30, 2021)	84	84
Additional paid-in-capital	471,462	469,887
Accumulated other comprehensive loss	(417)	(2,145)
Statutory reserves	5,746	5,414
Treasury shares (34,475,224 shares and 34,189,224 shares as at December 31, 2020 and June 30, 2021, respectively)	9	9
Accumulated deficits	(174,325)	(181,095)
Total Xunlei Limited's shareholders' equity	302,559	292,154
Non-controlling interests	(1,806)	(1,781)
Total liabilities and shareholders' equity	420,279	415,605

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2021	2021	2020
	US$	US$	US$
Revenues, net of rebates and discounts	55,172	53,275	44,328
Business taxes and surcharges	(29)	(256)	(8)
Net revenues	55,143	53,019	44,320
Cost of revenues	(26,179)	(24,401)	(23,931)
Gross profit	28,964	28,618	20,389

Operating expenses
Research and development expenses	(15,195)	(13,275)	(14,548)
Sales and marketing expenses	(6,697)	(4,456)	(4,382)
General and administrative expenses	(7,708)	(6,642)	(10,100)
Asset impairment loss, net of recoveries	(483)	(21)	(5,060)
Total operating expenses	(30,083)	(24,394)	(34,090)

Operating (loss)/income	(1,119)	4,224	(13,701)
Interest income	143	124	408
Interest expense	(23)	(25)	-
Other income, net	885	2,261	1,772
(Loss)/Income before income taxes	(114)	6,584	(11,521)
Income tax benefit/(expense)	120	154	(254)
Net income/(loss)	6	6,738	(11,775)
Less: net loss attributable to non-controlling interests	(10)	(16)	(247)
Net income/(loss) attributable to common shareholders	16	6,754	(11,528)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2021	2021	2020
	US$	US$	US$
Earnings/(loss) per share for common shares
Basic	0.0000	0.0202	(0.0339)
Diluted	0.0000	0.0202	(0.0339)

Earnings /(loss) per ADS
Basic	0.0000	0.1010	(0.1695)
Diluted	0.0000	0.1010	(0.1695)

Weighted average number of common shares used in calculating continuing operations:
Basic	334,656,399	334,404,699	339,816,984
Diluted	342,804,044	334,879,910	339,816,984

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,931,280	66,880,940	67,963,397
Diluted	68,560,809	66,975,982	67,963,397

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2021	2021	2020
	US$	US$	US$
GAAP operating (loss)/income	(1,119)	4,224	(13,701)
Share-based compensation expenses	1,248	625	547
Non-GAAP operating income/(loss)	129	4,849	(13,154)

GAAP net income/(loss)	6	6,738	(11,775)
Share-based compensation expenses	1,248	625	547
Non-GAAP net income/(loss)	1,254	7,363	(11,228)

GAAP earnings/(loss) per share for common shares:
Basic	0.0000	0.0202	(0.0339)
Diluted	0.0000	0.0202	(0.0339)

GAAP earnings/(loss) per ADS:
Basic	0.0000	0.1010	(0.1695)
Diluted	0.0000	0.1010	(0.1695)

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.0038	0.0221	(0.0323)
Diluted	0.0037	0.0220	(0.0323)

Non-GAAP earnings/(loss) per ADS:
Basic	0.0190	0.1105	(0.1615)
Diluted	0.0185	0.1100	(0.1615)

Weighted average number of common shares used in calculating:
Basic	334,656,399	334,404,699	339,816,984
Diluted	342,804,044	334,879,910	339,816,984

Weighted average number of ADSs used in calculating:
Basic	66,931,280	66,880,940	67,963,397
Diluted	68,560,809	66,975,982	67,963,397

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com